                                       ONE SHELL PLAZA              AUSTIN
                                       910 LOUISIANA                BAKU
[BAKER BOTTS L.L.P. LOGO]              HOUSTON, TEXAS               DALLAS
                                       77002-4995                   DUBAI
                                       713.229.1234                 HONG KONG
                                       FAX 713.229.1522             HOUSTON
                                                                    LONDON
                                                                    MOSCOW
                                                                    NEW YORK
                                                                    RIYADH
                                                                    WASHINGTON

May 26, 2005

001166.1319

                                       Dora B. Tognarelli
                                       713.229.1433
                                       FAX 713.229.2733
                                       dora.tognarelli@bakerbotts.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

      Re: Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-123182) of CenterPoint Energy, Inc. (the "Registration Statement").

Ladies and Gentlemen:

      On behalf of CenterPoint Energy, Inc. (the "Company"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement on Form S-4 (Reg. No. 333-123182) of the Company. Amendment No. 1 reflects changes to the Registration Statement in response to the Staff's comments in the letter to the Company, dated April 6, 2005 and other updating changes. The Company's responses to the comments of the Staff are included in the enclosed memorandum of the Company to the Staff.

      Please contact Gerald M. Spedale (713.229.1734), James H. Mayor (713.229.1749) or the undersigned (713.229.1433) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed. In addition, please send copies of all written correspondence with the Company directly to Mr. Gerald M. Spedale, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002 (fax number: 713.229.7734), with a copy to Steven R. Loeshelle, counsel to the dealer manager, at Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019 (fax number: 212.259.6161).

                                                Very truly yours,

                                                BAKER BOTTS L.L.P.

                                                By: /s/ Dora B. Tognarelli
                                                    ---------------------------
                                                    Dora B. Tognarelli

DBT:dbt

cc: Mr. Rufus S. Scott

[BAKER BOTTS L.L.P. LOGO]

SEC                                                                 May 26, 2005

            CenterPoint Energy, Inc.

            Mr. Gerald M. Spedale
            Ms. Margo S. Scholin
            Mr. James H. Mayor
            Baker Botts L.L.P.

            Mr. Steven R. Loeshelle
            Dewey Ballantine LLP

                                                                    May 26, 2005

                            CENTERPOINT ENERGY, INC.

                    MEMORANDUM IN RESPONSE TO STAFF COMMENTS

                       Registration Statement on Form S-4
                          (Registration No. 333-123182)
                         Originally filed March 8, 2005

                  This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated April 6, 2005 (the Comment Letter) relating to the Company's Registration Statement (No. 333-123182) on Form S-4 (the Registration Statement) that was originally filed on March 8, 2005, CenterPoint Energy Houston Electric, LLC's Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-03187) and CenterPoint Energy Resources Corp.'s Form 10-K for the fiscal year ended December 31, 2004 (File No. 1-13265). For your convenience, we have repeated each comment of the Staff as given in the Comment Letter, and set forth below such comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Registration Statement.

FORM S-4

General

      1. Your draft exchange offer appears to be a pre-commencement tender offer communication that must be filed under cover of a Schedule TO. Please see Instruction 1 to Rule 13e-4(c) under the Exchange Act.

            RESPONSE: The Company filed a Current Report on Form 8-K attaching a press release announcing the filing of the Registration Statement and checked the Rule 425 box in reliance on Instruction 2 to Rule 13e-4(c) under the Exchange Act, which provides that any communications made in connection with an exchange offer need only be filed under Rule 425. The Company did not view the Registration Statement on Form S-4 as a pre-commencement communication required to be filed under Rule 425 (in a Current Report on Form 8-K). The Company did not file a Schedule TO with respect to the exchange offer at that time because the tender offer had not commenced. Rule 13e-4(b)(1) suggests that the Schedule TO should be filed on the date of the commencement of the tender offer.

      2. We note that you have incorporated certain information by reference to your Exchange Act reports and other information in response to
            Item 11 of Form S-4 as a registrant that meets the requirement of Form S-3. However, it appears that you filed late an Item 2.01 Form 8-K on December 16, 2004. Please tell us whether you are currently eligible to provide the Form S-3 level of disclosure.

            RESPONSE: The Form 8-K filed on December 16, 2004 reported events under Items 1.01, 2.01, 2.03 and 8.01. The date of the earliest event requiring reporting under Items 1.01, 2.01 and 2.03 was December 10, 2004. The date on the cover page of the Form 8-K, November 23, 2004, related to the Item 8.01 event. Because the Form 8-K was filed within 4 business days after December 10, 2004 in accordance with General Instruction (B)(1), the Company believes that the Form 8-K was filed timely and that the Company is eligible to use Form S-3.

      3. Please file your legal opinion, tax opinion, and other exhibits as soon as practicable as we may have comments after reviewing them.

            RESPONSE: The Company has filed the legal opinion, tax opinion and other exhibits with Amendment No. 1 to the Registration Statement.

      4. Please disclose the amount of any additional indebtedness you may incur.

            RESPONSE: The Company is subject to a cap under the Public Utility Holding Company Act of 1935 on its indebtedness. As of March 31, 2005, the Company may draw on the unused portion of its bank facilities and may also incur up to $1.434 billion aggregate principal amount of additional indebtedness. The Commission may adjust the cap on the Company's indebtedness from time to time. This cap does not include indebtedness that may be incurred by the Company's subsidiaries. The limitations on the Company's ability to incur debt are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Certain Contractual and Regulatory Limits on Ability to Issue Securities and Pay Dividends on Our Common Stock" in Item 7 of Part II of the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Company does not believe additional disclosure is necessary.

      5. The forepart of your prospectus should include only the cover page, table of contents, summary, and risk factors. Please relocate the sections "Where You Can Find More Information" and "Cautionary Statement Regarding Forward-Looking Information" to an appropriate location later in the document. However, on the inside front cover page of the prospectus, please retain the disclosure that this prospectus incorporates certain important business and financial information about you and the advisory on how readers can obtain this information from you. See Item 2 of Form S-4.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 72-74.

      6. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). As currently represented, the offer could be open for less than 20 business days due to the 5:00 p.m. expiration time instead of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

            RESPONSE: The Company confirms that the offer will be open for at least 20 full business days. The Company also confirms that the expiration date will be included in the final prospectus.

Prospectus Cover Page

      7. Your cover page should be no longer than one page. Please revise to shorten the cover page while retaining all of the information required by Item 501 of Regulation S-K and other information that is key to an investment decision.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see the cover page of the prospectus.

Where You Can Find More Information, page ii

      8. You state that you are incorporating by reference into this document "any subsequent filings" you make with the Commission until this offering is terminated. Please be aware that the Schedule TO you will file does not authorize forward incorporation by reference. Therefore, please confirm that you will amend the Schedule TO to specifically incorporate by reference any future periodic reports that are filed after the date of offer commencement.

            RESPONSE: The Company confirms that it will amend the Schedule TO after it is filed to specifically incorporate by reference any periodic reports filed by the Company after the date of offer commencement.

The Exchange Offer, page 3

      9. On page 3 you state that you are offering to pay an exchange fee of $1.50 for each $1,000 principal amount of old notes accepted. Disclose the specific sources and total amount of funds to be used in this transaction, assuming the maximum number of old notes you may receive for exchange. See Item 1007(a) of Regulation M-A. Also, to the extent that there are material conditions to the financing or you are borrowing all or a portion of the funds necessary in this offering, please disclose. See Item 1007(b) and (d) of Regulation M-A.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 3.

      10. On page 5 you state that you will return the old notes that you do not exchange "as promptly as practicable" after the expiration or termination of the tender offer. Please revise to delete the words "as practicable" and state that you will return the notes "promptly," in keeping with Rule 14e-1(c).

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 5.

Material Differences Between the Old Notes and New Notes, page 7

      11. Please clearly and concisely describe the material differences between the old notes and the new notes without over reliance on legalistic terminology.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 7 and 8.

United States Federal Income Tax Consequences, page 12

      12. Please include disclosure regarding the tax treatment of the exchange fee. Also, please identify tax counsel in this section.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 5, 11, 13 and 66.

Risk Factors

General

      13. Many of your captions do not fully describe the risk to investors and merely state a fact about your offering or your business. As one example only, on page 14 you state that your board does not make a recommendation concerning the exchange offer and you have not obtained a fairness opinion on the transaction, but do not establish a cause-and-effect link between this statement of fact and the specific consequent risk faced by investors. Please revise so that each risk factor caption identifies the risk as it applies to your business, industry, or offering.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 13-22.

      14. Please delete the mitigating language that appears in the risk factors. For example, we note that you include mitigating language in the first sentence of the risk factor captioned "We cannot assure you that an active trading market will develop for the new notes." Please review your risk factors to eliminate mitigating language.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 13-22.

Risk Factors Relating to the Exchange Offer

The United States federal income tax consequences of the exchange offer are unclear...,page 14

      15. You only state that the tax consequences of this offering "are unclear" but not the extent to which the tax consequences are unclear. Please highlight adequately the degree of uncertainty that surrounds the tax consequences of this offering.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 13.

Risk Factors Related to the New Notes, page 15

      16. Your current disclosure describes risks associated with the new notes only. Please include a section specifically contrasting any new risks associated with the new notes that are different from those pertaining to the old notes.

            RESPONSE: Because the risks related to the new notes are substantially similar to the risk related to the old notes, the Company does not believe that adding a separate section contrasting the risks would be meaningful to note holders. Therefore, the Company has revised the Registration Statement on page 15 in response to this comment to clarify that the risks related to the old and new notes are substantially similar, except to the extent that the risk factor titled "We may not have the funds necessary to purchase the new notes at the option of the holders or make the required cash payments upon a conversion of the new notes" is affected by the requirement under the new notes to make a cash payment on conversion, whereas the old notes are convertible into shares of common stock only.

We may issue additional shares of common stock...,page 16

      17. If you have any current plan, commitment, or arrangement to issue additional shares of common stock, please disclose the number of shares you will issue and when you will issue them.

            RESPONSE: The Company has no current plan, commitment or arrangement to issue additional shares of common stock.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party's ability to acquire us...,page 16

      18. Please briefly summarize here your articles of incorporation provisions, bylaws, and other "factors" that may limit another company's ability to acquire you.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 15-16.

Summary Consolidated Financial Data, page 28

      19. We note that you have incorporated by reference your quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004. Please make an express statement that the financial statements are incorporated by reference and clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 10 of Schedule TO.

            RESPONSE: The Company will include an express statement in its Schedule TO that the financial statements are incorporated by reference and clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 10 of Schedule TO.

      20. Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to
            Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). We note your section entitled "Summary Consolidated Financial Data." It appears that you are missing certain item requirements of Item 1010(c) of Regulation M-A, including, but not limited to, current and noncurrent assets, and gross profit as required by Item 1010(c)(1). Please revise to include all of the items required in the summary financial statements.

            RESPONSE: The Company has revised the Registration Statement to include the missing items, including current and noncurrent assets and current and noncurrent liabilities. Gross profit is not included because it is not a line item on the Company's financial statements. The Company believes operating income is a more appropriate measure than gross profit for a company like ours with services businesses. Please see pages 23-25.

The Exchange Offer

Securities Subject to the Exchange Offer, page 32

      21. Please revise to indicate the trading characteristics and trading market, if any, of the old notes, and state when the old notes were issued and their maturity date.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 27.

Conditions To The Exchange Offer, page 32

      22. We note on page 32 that you reserve the right to terminate or amend this offer in the event the failure of a condition to the offer is triggered "regardless of the circumstances giving rise to the failure of the condition." Allowing acts or omissions by the company to trigger the failure of a condition may render the offer illusory in that the circumstances giving rise to the failure of a condition are within the control of the company. Please confirm to us your understanding of our position.

            RESPONSE: The Company confirms its understanding of the Staff's position.

      23. We also note on page 32 that you may terminate or amend this offer if a condition "makes it impractical" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the exchange offer anyway, we believe that this constitutes a waiver of the triggered condition. You may not rely on this language to tacitly waive a condition to the offer by failing to assert it. Please confirm to us your understanding of our position.

            RESPONSE: The Company confirms its understanding of the Staff's position.

      24. You state on page 32 that "there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency..." Given the continued deployment of U.S. armed forces in Afghanistan and Iraq and the persistent threat of terrorism against the United States, we are concerned that your condition is phrased so broadly as to make it difficult for note holders to determine whether it has been triggered by events as they occur. Please tailor your condition so that note holders may objectively verify when this condition has been triggered. For example, you may confirm whether these conditions are implicated only if such event has a material adverse effect on your business.

            RESPONSE: The Company has revised the Registration Statement to narrow the scope of this trigger, as requested. Please see page 28.

      25. In addition, we believe that it is difficult for a note holder to assess whether events as they occur have triggered a condition to the offer that would allow you to terminate this offer. If an event occurs while this offer is pending that you believe triggers a condition, it is our position that you must promptly inform note holders whether you intend to waive the relevant condition or terminate the offer. You may not wait until the offer expires to terminate it based on an event that occurred early in the offer period. Please confirm your understanding supplementally.

            RESPONSE: The Company confirms supplementally that it will inform note holders whether the Company intends to waive a condition or terminate the offer promptly after such a triggering event occurs.

      26. Please confirm supplementally your understanding that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration of the offer, and that a delay in payment to note holders because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-1(c).

            RESPONSE: The Company confirms supplementally its understanding that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration of the offer, and that a delay in payment to note holders because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-1(c).

      27. You state on page 33 that you may waive any condition in whole or in part. Please explain how you waive a condition to the offer "in part" or revise this language.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 28.

Expiration Date; Extensions; Amendments, page 33

      28. We note on page 33 that if you "amend the exchange offer" to effect "a material or significant change," you will extend the exchange offer for a period of "five to twenty business days..." Please revise your disclosure to add that if you decrease the percentage of the old notes you are seeking, or the consideration you have offered in exchange, or the soliciting fee you are paying your dealer, you are required to extend the tender offer for at least ten business days from the date you first publish or provide to shareholders the notice of any such change. See Rule 13e-4(e)(3)(ii) under the Exchange Act.

            RESPONSE: The Company has revised the Registration Statement to conform to Rule 13e-4(e)(3)(ii). Please see page 29.

Dealer Manager, page 38

      29. We note that you will pay customary fees to the dealer manager. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Banc of America Securities LLC?

            RESPONSE: The Company does not intend to pay fees to the dealer manager for tenders of notes that it holds for its own account. The form of Dealer Manager Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Registration Statement provides that the fee will not relate to any notes held by Banc of America Securities LLC for its own account and that, in connection with the completion of the exchange offer, the dealer manager will deliver a certificate to the Company setting forth the notes it holds for its own account.

Description of the New Notes, page 39

      30.   Please supplementally address the following matters.

                  ACCOUNTING TREATMENT FOR THE EXCHANGE TRANSACTION

                  - We assume that you have determined that the new notes do not have substantially different terms, as defined in EITF 96-19, than the old notes. Therefore, you will not record the old notes as extinguished with related gain or loss recognition. Please confirm our understanding and, if correct, please show us how you arrived at this conclusion including how you assessed the change in the consideration payable and the payment of exchange fees in your calculation. If this is not the case, please tell us your anticipated accounting treatment and provide the accounting rationale including any supporting calculations to support your accounting.

                  ACCOUNTING TREATMENT FOR THE EXCHANGE FEE

                  - Please tell us how you will account for the exchange fee paid at the time of exchange and going forward. Please also cite the applicable authoritative GAAP that supports your policy.

                  ACCOUNTING TREATMENT FOR THE NEW NOTES

                  - Please tell us how you will account for the new notes in your future financial statements. In doing so, please ensure that you describe how you will account for the conversion feature at the time of issuance and at a point in time when the sale price condition, as defined on page 42 of your registration statement, is met. You should support your accounting in the event that the conversion feature is triggered citing appropriate accounting literature. We may have further comment upon review of your response.

                  INCOME TAX ACCOUNTING

                  - Please tell us how you will account for the tax consequences of the new notes under the guidelines of SFAS 109 and contrast supplementally for us this treatment to your treatment of the old notes. As part of your response, please ensure that you detail your anticipated accounting treatment in the event that the sale price conversion trigger is met. Please specifically address how the additional payment will be treated for tax purposes. Please consider the need to disclose this information in your registration statement to more fully disclose the impact of the exchange on the future results of operations.

            RESPONSE:

ACCOUNTING TREATMENT FOR EXCHANGE TRANSACTION

            The Staff's assumption is correct. The Company has determined that the new notes do not have substantially different terms than the old notes. EITF Issue No. 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments" (EITF 96-19), states that "From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of new debt instruments is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument." Applying the guidance in EITF No. 96-19 and that included in "Speech by the SEC Staff: Remarks before the 2004 AICPA National Conference on Current SEC and PCAOB Developments" in December 2004, the Company determined that the present value of the cash flows under the terms of new debt instruments is not at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. Accordingly, the transaction is accounted for as "a modification of the original instrument."

            The total estimated costs of the exchange ($1.7 million) and the change in fair value related to the change of control conversion adjustment feature ($1.5 million) are $3.2 million, which is less than a 1% change in the cash flows under the terms of the original instrument.

            1. The conversion price will be adjusted if there is a "Fundamental Change" as defined in the Registration Statement. A Fundamental Change relates to conditions when there is a change of control. The adjustment of the conversion price is a contingent feature. EITF 96-19 states, "If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows." The Company does not believe that the conditions for "Fundamental Change" will have more than a remote probability. The Company estimates the fair value of the "Fundamental Change" feature to be in the range of $500,000 to $1.5 million, which is less than a 1% change in the cash flows under the terms of the original instrument.

            2. The conversion value of the old notes was to be settled in the Company's common stock. The conversion value of the new notes will be settled in cash for the principal amount of the notes and the conversion spread may be settled with the Company's common stock or cash at the election of the Company. The fair value of what is delivered to the noteholder does not change so this does not affect the cash flows. (It is assumed that delivery of the Company's common stock is equivalent to a cash flow.)


            Based on these changes to the notes, the Company concludes that the exchange of debt instruments does not result in an extinguishment of debt. The change in value related to the change of control conversion adjustment feature will be recorded as a debit (discount) to the book value of the debt and a credit to additional paid-in capital. The exchange fees and costs will be recorded as discussed below. Accordingly, a new effective interest rate will be determined based on the carrying amount of the original debt instrument and the revised cash flows, and the recorded discount will be amortized as an adjustment to interest expense in future periods.


ACCOUNTING TREATMENT FOR THE EXCHANGE FEE

            1. As stated in EITF 96-19, fees paid by the debtor to the creditor or received by the debtor from the creditor as part of the exchange or modification are to be accounted for as follows:

            "If the exchange or modification is NOT to be accounted for in the same manner as a debt extinguishment, then the fees are associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method."

            The noteholders will receive a fee of $1.50 per $1,000. In total if all the notes are exchanged, this amount would be $862,500. This amount would be amortized over the remaining term of the new notes using the interest method.

            2. As stated in EITF 96-19, costs incurred with third parties directly related to the exchange or modification (such as legal fees) are to be accounted as follows:

            "If the exchange or modification is not accounted for in the same manner as a debt extinguishment, then the costs should be expensed as incurred."

            These costs are estimated to be approximately $887,000 and they would be expensed as incurred.

ACCOUNTING TREATMENT FOR THE NEW NOTES

                  ACCOUNTING FOR THE CONVERSION FEATURE AT THE TIME OF ISSUANCE

            APB No. 14 paragraph 12 states, "The Board is of the opinion that no portion of the proceeds from the issuance of types of convertible debt securities described in paragraph 3 should be accounted for as attributable to the conversion feature." APB No. 14 paragraph 3 states, "Convertible debt securities discussed herein are those debt securities which are convertible into common stock of the issuer or an affiliated company at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount." The old convertible notes met the description in paragraph 3 of APB No. 14 and were accounted for as long-term debt. Since the new notes are not an extinguishment of the old notes, there is no accounting for the conversion feature upon issuance of the new notes.

            The conversion feature of the new notes meets the conditions in paragraphs 12-32 of EITF 00-19, as described in detail below, and is appropriately excluded from accounting under SFAS 133.

            EITF 98-5, as supplemented by EITF 00-27, addresses accounting for contingent beneficial conversion features present in debt instruments. Under the terms of the old notes, there is no contingent beneficial conversion feature. At the time of exchange the old notes are expected to be "in-the-money" by approximately $25 million. The new notes will have the same conversion terms as the old notes and will be "in-the-money" by the same amount the old notes were. EITF 00-27 paragraphs 32 and 33 note that EITF 96-19 is applied prior to applying the guidance in EITF 98-5. Under EITF 96-19, an extinguishment of the old notes has not occurred as it was determined that the original and new debt instruments are not substantially different. In accordance with EITF 96-19, the transaction is accounted for as "a modification of the original instrument" and, under the guidance in EITF 96-19, a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Accordingly, the guidance in EITF 98-5 is not applicable.

                 ACCOUNTING WHEN THE SALE PRICE CONDITION IS MET

            The sale price condition is that a holder may convert the notes into cash and, if applicable, shares of the Company's common stock in any calendar quarter (and only during such calendar quarter) if the last reported sales price of the Company's common stock for at least the last 20 trading days during the 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% or, following May 15, 2008, 110% of the conversion price per share of the Company's common stock on such last trading day. Upon conversion, the principal will be paid in cash and the conversion spread will be paid in cash or with the Company's common stock at the Company's option. When the sale price condition is met, the book amount of the note must be equal to the amount of cash payable for principal since the instrument can be "put" to the Company at any time. As long as the Company has the option to settle the conversion spread with the Company's common stock, there is no accounting for the conversion spread prior to conversion.

                  ACCOUNTING IN THE EVENT THE CONVERSION FEATURE IS EXERCISED

            In EITF Issue No. 03-7 "Accounting for a Settlement of the Equity-Settled Portion of a Convertible Debt Instrument that Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19)" (EITF 03-07) the Task Force reached a consensus that upon settlement of a security with the characteristics of Instrument C in EITF Issue No. 90-19 "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion" (EITF 90-19) by payment of the accreted value of the obligation (recognized liability) in cash and settlement of the conversion spread (unrecognized equity instrument) with stock, only the cash payment should be considered in the computation of gain or loss on extinguishment of the recognized liability. That is, any shares transferred to settle the embedded equity instrument (referred to as the excess conversion spread in EITF 90-19) would not be considered in the settlement of the debt component.

            EITF 03-07 states that the conversion feature must meet the criteria in paragraphs 12-32 of EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" (EITF 00-19) for classification within permanent equity. The Company has evaluated the conversion features of the new notes and they meet the conditions of paragraphs 12-32 in EITF 00-19. Following are the stated conditions of paragraphs 12-32 of EITF 00-19 and the Company's analysis of their applicability to the notes in the exchange offer:

            The contract permits the Company to settle in unregistered shares.

            This condition is met. An indeterminate number of shares underlying the new 3.75% Convertible Senior Notes, Series B due 2023 are being registered pursuant to the Registration Statement. The new notes will be registered securities at the time of their exchange for the old 3.75% Convertible Senior Notes. Paragraph 18 of EITF 00-19 states that the Task Force reached a consensus that if a derivative involves delivery of shares at settlement that are registered as of the inception of the derivative transaction and there is no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the Company is met.

            The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

            This condition is met. The Company has 1 billion authorized shares and only approximately 308 million shares are issued. The Company may elect not to issue any shares upon conversion of the new notes.

            The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

            This condition is met. The number of shares that may be issued upon conversion will be limited by the initial conversion ratio of
            86.3558 per $1,000 of new notes. The conversion rate will be adjusted in certain circumstances, which could result in a greater number of shares, if any, being issued upon conversion of the new notes. However, the Company may elect not to issue any shares upon conversion of the new notes.

            There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

            This condition is met. The new notes will not contain a provision requiring net-cash settlement payments if the Company fails to make timely filings with the SEC.

            There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

            This condition is met. The new notes will not contain such a requirement for cash payments under these circumstances.

            The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

            This condition is met. It will be at the Company's election whether the conversion obligation for the amount in excess of the principal amount, if any, is settled in cash.

            There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

            This condition is met. No such provision in the new notes indicates that the conversion spread must be settled in cash in the event of a bankruptcy. The Company may settle the conversion spread in cash, shares or a combination thereof. Thus, in the event of a bankruptcy, the Company could deliver shares of its common stock upon such conversion in satisfaction of the conversion spread, and the rights of the former noteholders receiving those shares would not rank higher than the rights of any of the Company's other shareholders.

            There is no requirement in the contract to post collateral at any point or for any reason.

            This condition is met. The new notes do not contain such a requirement.

            The new notes will qualify as Instrument C in EITF 90-19. The conversion of the principal amount will be a debit to the convertible debt and a credit to cash. If the conversion spread is settled in stock there is no entry to be made. If the whole amount including the conversion spread is settled in cash, then the Company would record a loss based on the total cash consideration in excess of the carrying amount of the debt.

            The convertible debt will be classified as long-term debt until the contingency for conversion is met, until the convertible debt may be put to the Company within one year or until it is due within one year. Once the contingency for conversion is met, the debt will be classified as current and accreted to the amount payable in cash upon conversion, if necessary, to reflect the fact that the principal amount of the debt is puttable to the Company for cash.

            EARNINGS PER SHARE

            In EITF 90-19, the Task Force reached a consensus that the if-converted method should not be used to determine the earnings per share implications of Instrument C. There would be no adjustment to the numerator in the earnings per share computation for the cash-settled portion of Instrument C because that portion will always be settled in cash. The conversion spread should be included in diluted earnings per share based on the provisions of paragraph 29 of SFAS 128 and Topic No. D-72, "Effects of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share."

            The earnings per share impact is computed as follows:

            Potential common shares = (Conversion spread value)/(Average share price)

            Conversion spread value =(Total common shares issued on conversion)*(Average share price -conversion price)

            Diluted EPS = (Income Available to Shareholders)/(Shares Outstanding + Potential Common Shares)

            Therefore, if the average share price is higher for the reporting period than the conversion price, then potential common shares would be added to the denominator of the computation.

            The conversion price of the $575 million 3.75% convertible notes is $11.58.

            For example, if the average share price for the reporting period was $12.50, the additional potential common shares for the $575 million issue would be as follows:

                  ($575,000,000/$1,000)*86.35588=49,654,631 shares issuable on conversion

                  ($12.50-$11.58)=$.92

                  49,654,631*$.92=$45,682,261-Conversion spread value

                  $45,682,261/$11.58=3,944,928 potential common shares

            This formula comes from Example 2-Instrument C in Issue 90-19 with a market trigger in Exhibit 04-08A of EITF 04-08.

INCOME TAX ACCOUNTING

            The exchange of the old notes for new notes should not constitute a significant modification for Internal Revenue Code section 1001 purposes. If there is not a significant modification, there will not be a change in the tax treatment between the old notes and the new notes because the new notes are deemed to be a continuation of the old notes. Accordingly, the new notes will continue to be subject to the special original issue discount (OID) regulations under Treas. Reg. section 1.1275-4(b), the contingent payment debt instrument
            (CPDI) regulations, which allow the issuer to accrue interest deductions that will be paid only if the notes are converted.

                    CASH SETTLEMENT OF THE CONVERSION SPREAD

            Under SFAS 109 the deduction of the OID will originate a temporary difference equal to the difference between the OID and the stated interest on the notes. This temporary difference will create a deferred tax liability. If the sales price trigger is met and the conversion spread is settled in cash, the cumulative OID temporary difference on the date of settlement will reverse either as a result of expense recorded for financial statement purposes that was previously allowed for tax purposes as OID deductions or as ordinary income as a result of the settlement of the notes for less than the tax adjusted issue price. The reversal of the cumulative OID temporary difference should not affect the Company's effective tax rate.

            To the extent the amount paid in settlement of the notes is greater than the adjusted issue price on the date of settlement, the excess will be treated by the Company as bond acquisition premium for tax purposes. Under Code Section 249, the bond acquisition premium is not deductible, except to the extent it represents an amount equal to a normal call premium on the notes. If the conversion spread is paid in cash, the bond acquisition premium will not be deductible and will result in an unfavorable permanent tax difference under SFAS 109, increasing the Company's effective tax rate.

                    STOCK SETTLEMENT OF THE CONVERSION SPREAD

            If the sales price trigger is met and the conversion spread is settled in the Company's stock, the treatment under SFAS 109 will vary depending on whether the adjusted issue price is more or less than the fair market value paid in settlement of the notes on the conversion date.

            If the adjusted issue price is less than the fair market value paid in settlement of the notes and the conversion spread is settled in the Company's stock, the deferred tax liability on the cumulative OID temporary difference will be eliminated as a debit to deferred tax liability and a credit to additional paid in capital, resulting in a permanent tax benefit. Since the benefit of the permanent difference is recorded as an adjustment to additional paid in capital, it will not impact the Company's effective tax rate.

            If the adjusted issue price is more than the fair market value paid in settlement of the notes, the CPDI regulations require the Company to recognize ordinary income equal to the excess of the adjusted issue price over the fair market value paid in settlement of the notes. This will result in a partial reversal of the cumulative OID temporary difference and related deferred tax liability. The remainder of the deferred tax liability resulting from the cumulative OID deductions will be eliminated as a debit to deferred tax liability and a credit to additional paid in capital, resulting in a permanent tax benefit. Since the benefit of the permanent tax difference is recorded as an adjustment to additional paid in capital, it will not impact the Company's effective tax rate.

            To the extent the amount paid in settlement of the notes exceeds the adjusted issue price of the notes on the date of settlement, the excess will be treated by the Company as bond acquisition premium for tax purposes. Under Code Section 249, the bond premium is not deductible, except to the extent it represents an amount equal to a normal call premium. If the settlement is made in the Company's stock, the bond acquisition premium will not create a permanent difference under SFAS 109 because there is no corresponding expense for this amount recorded for financial statement purposes.

                              NO CONVERSION SPREAD

            If the sales price trigger is not met, the CPDI regulations require the Company to recognize ordinary income equal to the difference between the adjusted issue price and the amount of the repayment, resulting in the cumulative OID temporary difference to reverse as ordinary taxable income.

            Because the income tax accounting for the new notes will be substantially identical to the income tax accounting for the old notes, the Company does not believe additional disclosure in the Registration Statement is necessary.

      31. Please disclose your anticipated accounting treatment for the exchange of old notes for new notes under the guidelines of EITF 96-19. Additionally, please disclose how you anticipate accounting for the new notes going forward. Please ensure that your disclosure includes a discussion of the anticipated accounting treatment of the exchange fee paid, classification on the notes within your balance sheet, treatment of the conversion features related to the new notes at the time of issuance and upon triggering the sales price conversion feature.

RESPONSE: The Registration Statement has been revised to add the following, as requested:

            ACCOUNTING FOR THE EXCHANGE

            The new notes do not have substantially different terms than the old notes as defined in EITF Issue No. 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments" (EITF 96-19). Accordingly, the carrying amount of the new notes will be the carrying amount of the old notes, which is also their face value, and the conversion features of the new notes will not be valued at issuance. Exchange fees paid to the noteholders will be amortized over the life of the new notes and all other fees will be expensed. Upon conversion of the notes, amounts paid in cash will be compared to the recorded carrying value and a gain or loss on conversion will be recorded.

            Please see page 34.

Fundamental Change Requires Purchase of New Notes by Us at the Option of the Holder, page 49

      32. Please disclose that any repurchase offer made pursuant to the fundamental change provisions will comply with any applicable regulations under the federal securities laws, including Rule 13e-4 under the Exchange Act.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see page 47.

Material United States Federal Income Tax Considerations, page 71

      33.   Please revise the caption to refer to the material tax
            "consequences."

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages i and 66

      34. Given that Baker Botts L.L.P. is providing a tax opinion, revise this section to identify the firm as tax counsel. In addition, in the event your tax counsel intends to provide a short-form opinion, remove all references in the opinion contained in the prospectus indicating that it is a "discussion" as opposed to counsel's tax opinion. In that event, please identify the specific matters set forth in this section that constitute counsel's opinion.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 5, 11, 13 and 66-71.

      35. Please include a complete discussion of the CPDI Regulations instead of referring to the registration statement relating to the old notes.

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 66-71.

      36. When rendering its opinion, counsel should be clear as to the degree of uncertainty associated with the tax consequences of the exchange offer. Please revise to clarify the degree of uncertainty. Further, the opinion and this section should not include ambiguous statements such as "we cannot assure."

            RESPONSE: The Company has revised the Registration Statement as requested. Please see pages 66-71.

CENTERPOINT ENERGY HOUSTON, LLC - FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

      37. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. You should include these revisions in your future filings. Furthermore, we have included comments specific to CenterPoint Energy Resources Corporation in this letter to facilitate the review process. Please confirm to us your agreement with this objective.

            RESPONSE: The Company confirms its agreement with this objective.

Item 1. Business - True-Up Proceeding Developments, page 1

      38. We note that you recorded a regulatory asset of $374 million related to an approved final order in your true-up proceeding. In this regard, please explain how you calculated the finance component and the allowance for earnings on shareholders' investment. Furthermore, you recognized the debt component immediately into earnings, although you deferred the earnings related to the shareholders' investment component. Please explain the reason for the disparity in accounting treatment.

            RESPONSE: The final order in the Company's true-up proceeding allowed CenterPoint Energy Houston Electric, LLC (CenterPoint Houston) recovery of carrying costs on the true-up balance from January 1, 2002 until fully recovered. Carrying costs are calculated using the utility's cost of capital established in the utility's unbundled cost of service (UCOS) proceeding, which is 11.075%. Using CenterPoint Houston's actual debt to equity percentages and actual cost of debt in each year, CenterPoint Houston computed the return on the true-up balance attributable to the recovery of costs to finance assets for each year, with the remainder deemed attributable to an allowance for earnings on shareholders' investment.

            The Texas Utility Commission issued Substantive Rule 25.263(l)(3):

            (3) The TDU shall be allowed to recover, or shall be liable for, carrying costs on the true-up balance. Carrying costs shall be calculated using the utility's cost of capital established in the utility's UCOS proceeding, and shall be calculated for the period of time from the date of the true-up final order until fully recovered.

            CenterPoint Houston appealed the Texas Utility Commission's rule that permitted interest to be recovered on stranded costs only from the date of the Texas Utility Commission's final order in the 2004 True-Up Proceeding, instead of from January 1, 2002 as CenterPoint Houston contends is required by law. On June 18, 2004 the Texas Supreme Court ruled that interest on stranded costs began to accrue as of January 1, 2002 and remanded the rule to the Texas Utility Commission to review the interaction between the Supreme Court's interest decision and the Texas Utility Commission's capacity auction true-up rule and the extent to which the capacity auction true-up results in the recovery of interest.

            The Texas Utility Commission held a hearing in September 2004 and established that interest would accrue on stranded costs beginning January 1, 2002, based on CenterPoint Houston's cost of capital, however, the commissioners did not agree on the amount of interest to be accrued or the method for computing such accrual.

            The Texas Utility Commission concluded the 2004 True-Up Proceeding and approved its Final Order in December 2004 allowing CenterPoint Houston's recovery of $289 million of interest on the true-up balance through August 2004, at 11.075 percent. Under these same procedures and until full recovery of the true-up balance through a competition transition charge or issuance of transition bonds, CenterPoint Houston will continue to accrue interest income monthly. On December 2, 2004, CenterPoint Houston requested a financing order to permit securitization of the true-up balance. Once securitized, CenterPoint Houston will no longer recover additional interest on the balance which has been securitized. Neither the competition transition charge nor the securitization is likely to occur before May 2005, so the recovery of the true-up balance and related interest will not begin before that time. The recovery period for the competition transition charge will likely be 14 years.

            CenterPoint Houston had not accrued interest income on the true-up balance prior to the Final Order because the Texas Utility Commission had not reached a conclusion as to the calculation of interest prior to such order.

            SFAS No. 92, "Regulated Enterprises - Accounting for Phase-in Plans" (SFAS No. 92) addresses accounting for phase-in plans for regulated enterprises. This statement reiterates that SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) does not permit an allowance for earnings on shareholders' investment to be capitalized in general-purpose financial statements when it is capitalized for rate-making purposes other than during construction or as part of a phase-in plan.

            The award of interest is based on CenterPoint Houston's cost of capital established in its UCOS proceeding, which is derived from CenterPoint Houston's cost to finance assets (debt return) and an allowance for earnings on shareholders' investment (equity return). The award of interest is bifurcated into a debt return component and an equity return component. The debt return component is recognized currently upon receipt of the final order for historical periods and as earned going forward. The equity return component will be recognized in income as it is collected through rates in the future.

            As stated above, SFAS No. 71 does not permit an equity return to be capitalized in general-purpose financial statements when it is capitalized for rate-making purposes other than during construction or as part of a phase-in plan. Accordingly, the award of carrying costs based on CenterPoint Houston's UCOS rate is partially an equity return which cannot be recognized in income until it is collected. The debt return component of $226 million has been recognized in the fourth quarter of 2004. The equity return component of $148 million has been deferred and will be recognized in income as it is collected though rates in the future.

Item 7. Management's Narrative Analysis of Results of Operations

Consolidated Results of Operations, page 18

      39. Please explain in detail the nature of the non-cash ECOM revenues that totaled $697 million and $661 million in 2002 and 2003, respectively. Also, please explain how you reflected these amounts on your consolidated statement of cash flows. We may have further comment.

            RESPONSE: As previously disclosed in Footnote 4(a) of CenterPoint Houston's 2003 Annual Report on Form 10-K, the Texas Utility Commission used a computer model or projection, called an excess cost over market (ECOM) model, to estimate stranded costs related to generation plant assets. Accordingly, the Texas Utility Commission estimated the market power prices that would be received in the generation capacity auctions mandated by the Texas electric restructuring law during 2002 and 2003. Any difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period are a component of the 2004 True-Up Proceeding. In accordance with the Texas Utility Commission's rules regarding the ECOM True-Up, for the years ended December 31, 2002 and 2003, CenterPoint Houston recorded approximately $697 million and $661 million, respectively, in non-cash ECOM True-Up revenue. ECOM True-Up revenue was recorded as a regulatory asset and totaled $1.4 billion as of December 31, 2003. Approximately $465 million of this balance was written-off as an extraordinary loss in 2004 as a result of the Texas Utility Commission's final order in the 2004 True-Up Proceeding. Please also see the response to comment #42 below.

            Non-cash ECOM revenues are included in net income on the Statement of Consolidated Cash Flows. The non-cash ECOM revenues are offset by the change in net regulatory assets and liabilities included in the Cash Flow from Operating Activities section of the Statement of Consolidated Cash Flows.

Liquidity, page 21

      40. Please consider revising your table of contractual cash obligations to include the following:

            (a) Estimated interest payments on your debt, and

            (b) Required funding of pension and other postretirement benefit obligations.

            Because the table is aimed at increasing transparency of cash flow, we believe you should include these payments in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

            RESPONSE:

            (a) Given the uncertainty surrounding the timing of receipt of the securitization proceeds, and the corresponding reductions in debt, CenterPoint Houston did not provide an estimate of interest payments on debt for purposes of the contractual obligations table. Significant assumptions would be required as to timing and amount of proceeds, interest rates, use of proceeds, new debt financings and re-financings, among other things, and CenterPoint Houston did not believe that this would provide meaningful information to investors. Footnote 2 of the contractual obligations table states that interest is not included. When the receipt of the securitization proceeds and the corresponding reductions in debt have occurred, CenterPoint Houston will include estimated interest payments on its debt in the contractual obligations table in future filings.

            (b) Footnote 1 of the contractual obligations table provides disclosure as to CenterPoint Houston's postretirement benefit obligations. At December 31, 2004, there were no required funding obligations for the postretirement plan. Funding obligations arise as costs under the plan are incurred and as certain revenue is collected under rate orders.

            CenterPoint Houston is a participant in the Company's pension plan and has no separate pension funding obligation. CenterPoint Houston's participation in the Company's pension plan is discussed in Management's Narrative Analysis of Results of Operations, Other Significant Matters and in Footnote 7 of the Notes to the Consolidated Financial Statements.

Other Significant Matters, page 26

      41. We note that you adopted a plan for an accounting reorganization to eliminate your accumulated retained earnings deficit. Please explain to us any accounting changes that you intend to make concurrently with this reorganization. Furthermore, please explain to us what effect this will have on current rates or any rate matters.

            RESPONSE: On April 27, 2005, the Manager of CenterPoint Houston determined that the accounting reorganization should not be implemented because necessary regulatory approvals could not be obtained in sufficient time to make the accounting reorganization effective as of January 1, 2005. Accordingly, the accounting reorganization was not implemented. The impact of an accounting reorganization, if it had been implemented, would have been to reclassify additional paid in capital to retained earnings in an amount sufficient to eliminate the retained deficit. Because CenterPoint Houston's assets and liabilities are subject to cost-based rate regulation, there would have been no need to adjust the recorded amounts for assets and liabilities. The accounting reorganization, if implemented, would have had no impact on current rates or on any rate matters.

Item 8. Statement of Consolidated Operations, page 28

      42. We note that your business was deregulated in 1999, and you dis-applied SFAS 71 at that time related to your generation assets and recorded an extraordinary charge. We note that as part of your true-up proceedings you recorded an after-tax extraordinary charge of $977 million in 2004. You indicate that part of the true-up process related to determining the differences between projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period. Please explain exactly what was disallowed in the true-up proceeding that ultimately led to the write-down of approximately $1.5 billion in regulatory assets. Also, please indicate if any non-deregulation rate issues were addressed in the true-up proceedings. In short, please explain the rationale for recording an extraordinary charge related to this true-up proceeding. We may have further comment.

            RESPONSE:

            In June 1999, the Texas Legislature adopted the Texas electric restructuring law that substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail electric competition. CenterPoint Houston determined that the Texas electric restructuring law provided sufficient detail regarding deregulation of CenterPoint Houston's electric generation operations to require it to discontinue the use of SFAS No. 71 for those operations. Effective June 30, 1999, CenterPoint Houston applied SFAS No. 101 "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No.
            71) to its electric generation operations. CenterPoint Houston recorded a $183 million after-tax extraordinary loss in the fourth quarter of 1999 and transferred generation related regulatory assets expected to be recovered under the legislation to a separately regulated portion of the business pursuant to EITF 97-4, "Deregulation of the Pricing of Electricity-Issues Related to the Application of FASB Statements No. 71 and 101."

            Under the Texas electric restructuring law, transmission and distribution utilities in Texas, such as CenterPoint Houston, whose generation assets were "unbundled" would recover, following a regulatory proceeding to be held in 2004 (2004 True-Up Proceeding):

            - "stranded costs," which consist of the positive excess of the regulatory net book value of generation assets, as defined, over the market value of the assets, taking specified factors into account;

            - the difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period;

            - the Texas jurisdictional amount reported by the previously vertically integrated electric utilities as generation-related regulatory assets and liabilities (offset and adjusted by specified amounts) in their audited financial statements for 1998;

            -     final fuel over- or under-recovery; less

            -     "price to beat" clawback components.

            Stranded Cost Component. CenterPoint Houston would be entitled to recover stranded costs through a transition charge to its customers if the regulatory net book value of generating plant assets exceeded the market value of those assets. The regulatory net book value of generating plant assets is the balance as of December 31, 2001 plus certain costs incurred for reductions in emissions of oxides of nitrogen (NOx), any above-market purchased power contracts and certain other amounts. The market value would be equal to the average daily closing price on The New York Stock Exchange for publicly held shares of Texas Genco common stock for 30 consecutive trading days chosen by the Texas Utility Commission out of the last 120 trading days immediately preceding the true-up filing, plus a control premium, up to a maximum of 10%, to the extent included in the valuation determination made by the Texas Utility Commission.

            ECOM True-Up Component. The Texas Utility Commission used a computer model or projection, called an excess cost over market (ECOM) model, to estimate stranded costs related to generation plant assets. Accordingly, the Texas Utility Commission estimated the market power prices that would be received in the generation capacity auctions mandated by the Texas electric restructuring law during 2002 and 2003. Any difference between the Texas Utility Commission's projected market prices for generation during 2002 and 2003 and the actual market prices for generation as determined in the state-mandated capacity auctions during that period was a component of the 2004 True-Up Proceeding. In accordance with the Texas Utility Commission's rules regarding the ECOM True-Up, for the years ended December 31, 2002 and 2003, the Company recorded approximately $697 million and $661 million, respectively, in non-cash ECOM True-Up revenue. ECOM True-Up revenue was recorded as a regulatory asset and totaled $1.4 billion as of December 31, 2003.

            In December 2004, the Texas Public Utility Commission approved a Final Order in CenterPoint Houston's 2004 True-Up proceeding which resulted in the write-off of $1.5 billion of CenterPoint Houston's recorded generation related regulatory assets, and represents the impact of deregulation on CenterPoint Houston's generation assets. SFAS No. 101 paragraph 9 indicates that any net adjustment to the Statement of Operations from applying SFAS No. 101 is to be accounted for as an extraordinary item. Therefore, the loss from writing down generation related regulatory assets pursuant to the 2004 True-Up Proceeding was reflected as an extraordinary item. Generation related regulatory assets resulting from the deregulation legislation include those related to ECOM. The ECOM amount increased the regulatory assets arising from deregulation and, therefore, adjustment to ECOM in the 2004 True-Up amount was included in the extraordinary loss.

            In January 2005, CenterPoint Houston appealed certain aspects of the final order seeking to increase the true-up balance ultimately recovered by CenterPoint Houston. Other parties have also appealed the order, seeking to reduce the amount authorized for CenterPoint Houston's recovery. Although CenterPoint Houston believes it has meritorious arguments and that the other parties' appeals are without merit, no prediction can be made as to the ultimate outcome or timing of such appeals.

            The components of the $1.5 billion write-down in regulatory assets were as follows:

                  ANALYSIS OF FINAL TRUE-UP ORDER (IN MILLIONS)

                                                                     WRITE-DOWN
Stranded costs...................................................     $  679
Present value of Accumulated Deferred Income Taxes (ADIT) benefit
related to stranded costs........................................        357
                                                                      ------
Total related to stranded costs..................................      1,036

Capacity auction (ECOM)..........................................        465
                                                                      ------

Total True-Up Write-Down Amount..................................     $1,501
                                                                      ======

            Stranded costs - The Commission found that CenterPoint Houston did not conduct a partial stock valuation in compliance with the Texas Public Utility Regulatory Act (PURA). As a result, an alternative determination was made to determine the market value of generation assets.

            ADIT - The Commission determined that CenterPoint Houston received cost-free capital provided by its ADIT reserve related to stranded costs and this benefit should be used to reduce the amount to be recovered in the 2004 True-Up Proceeding.

            ECOM - The Commission found that CenterPoint Houston did not sell the required 15% of generation capacity in auction in compliance with PURA. As a result, an alternative determination was made for market revenues.

            There were no non-deregulation issues addressed in the 2004 True-Up Proceeding.

      43. Please revise in future filings the other net line to present other income and other expenses on a gross basis on the face or in the notes. Net presentation is not appropriate unless it is clearly immaterial. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation S-X.

            RESPONSE: As a part of CenterPoint Houston's financial reporting process, CenterPoint Houston evaluated the individual items comprising the "other, net" line item in Other Income (Expense). In 2004, the return on stranded costs of $226 million was reflected as a separate line item due to its significance. Any amounts netted have been clearly immaterial. In future filings, other income and other expenses will be presented on a gross basis on the face or in the notes unless clearly immaterial.

Statements of Consolidated Cash Flows, page 31

      44. You disclose that you participate in a money pool through which you can borrow or invest funds on a short-term basis. You disclose in your related party note that you were in a payable position at December 31, 2003 of $113 million and a receivable position at December 31, 2004 of $73 million. We would anticipate that the repayment of the $113 million loan would have been reflected as a financing activity, and your investment of $73 million would have been reflected as an investing cash flow activity. Please explain in detail why you reflected the entire amount in financing activities. We may have further comment.

            RESPONSE: Historically, CenterPoint Houston has been in a net borrowing position in the Company's money pool. These borrowings have been reflected as financing activities in the Statement of Consolidated Cash Flows. At December 31, 2004, CenterPoint Houston had a net receivable position in the money pool, primarily as a result of receipt of the retail clawback from Reliant Energy, Inc. in the amount of $177 million. CenterPoint Houston was back to a borrowing position as of February 2005. Paragraph 87 of SFAS No. 95, "Statement of Cash Flows", states, "Notwithstanding the desirability of reasonably clear and precise definitions of the three categories of cash flows, the Board recognizes that the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item." Since CenterPoint Houston is predominately a borrower from the Company's money pool, CenterPoint Houston's money pool activity has been classified as a financing activity.

      45. Please reconcile your change in regulatory assets and liabilities on your consolidated balance sheets to your net regulatory asset and liability change on your statement of consolidated cash flows for the year ended December 31, 2004 of $518 million.

            RESPONSE:

            Amounts recorded on Consolidated Balance Sheets (in millions):

                                                          12/31/2003            12/31/2004               Change
                                                          ----------            ----------               ------
Regulatory assets............................               $4,897                $3,329                $(1,568)
Regulatory liabilities - current.............                 (186)                 (225)                   (39)
Regulatory liabilities - non-current.........                 (923)                 (648)                   275
                                                            ------                ------                -------

Net regulatory assets........................               $3,788                $2,456                $(1,332)
                                                            ======                ======                =======

Change in regulatory assets and liabilities per consolidated balance sheet..............          $(1,332)
Write-down of net regulatory assets from true-up........................................            1,615
Receipt of retail clawback payment......................................................              176
Depreciation and amortization...........................................................               42
FAS 143 removal costs...................................................................               17
                                                                                                  -------
Change in net regulatory assets and liabilities per statement of consolidated
cash flow.                                                                                        $   518
                                                                                                  =======

                   COMPONENTS OF EXTRAORDINARY LOSS - TRUE-UP

Net regulatory assets...................................................................          $ 1,615
Other liabilities.......................................................................             (114)
                                                                                                  -------
Extraordinary loss - true-up, before tax................................................          $ 1,501
                                                                                                  =======

Note 1. Background and Basis of Presentation - Regulatory Assets and Liabilities, page 35

      46. Please reconcile the regulatory amounts disclosed in this note to your consolidated balance sheets. Also, please ensure that your regulatory disclosure meets the requirements of paragraph 20 of SFAS 71.

            RESPONSE:


                                            12/31/2003         12/31/2004
PER CONSOLIDATED BALANCE SHEET:            -------------     -------------
-------------------------------            (IN MILLIONS)     (IN MILLIONS)
Regulatory assets......................       $ 4,897           $ 3,329
Regulatory liabilities - current.......          (186)             (225)
Regulatory liabilities - non-current ..          (923)             (648)
                                              -------           -------

Net regulatory assets..................       $ 3,788           $ 2,456
                                              =======           =======

PER FOOTNOTE 2(e):.....................       $ 3,788           $ 2,456
                                              =======           =======

            All regulatory assets included in the schedule earn a current return, accordingly CenterPoint Houston's regulatory disclosure meets the requirements of paragraph 20 of SFAS 71.

Note 7. Employee Benefit Plans, page 43

      47. Please reconcile the amount recorded on your consolidated balance sheets related to benefit obligations of $128 million, as of December 31, 2004, to the amount disclosed in this note. In this regard, you disclose that the net amount recognized as of December 31, 2004 was $89 million.

            RESPONSE:

            With respect to item 47, detailed below is a reconciliation of amounts recognized per CenterPoint Houston's consolidated balance sheet to the benefits footnote (in millions):

                                       Per Consolidated
                                         Balance Sheet       Per Note 7         Difference
                                       ----------------      ----------         ----------
Postretirement benefits..........            $ 89               $ 89               $  0
Postemployment benefits..........              17                  0                 17
Deferred compensation benefits...              20                 20                  0
Other............................               2                  0                  2
                                             ----               ----               ----
     Total.......................            $128               $109               $ 19
                                             ====               ====               ====

            Historically, CenterPoint Houston has not disclosed separately the recorded liabilities for postemployment benefits and other benefit obligations. Such amounts are less than 1 % of other long-term liabilities. Post employment benefits are not within the scope of SFAS No. 88 and its required disclosures. However, CenterPoint Houston will include disclosure of recorded liabilities for postemployment benefit obligations in future filings.

      48. Please explain to us how you calculate the market-related value of plan assets as that term is defined in SFAS 87. Since there are alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

            RESPONSE: CenterPoint Houston is a participant in the Company's pension plan. The Company uses fair value, as of the beginning of the year, to calculate the market related value of plan assets as that term is defined in paragraph 30 of SFAS 87. The Company discloses its use of fair value in Note 9 of the Notes to the Consolidated Financial Statements in the Company's 2004 Annual Report on Form 10-K, as follows:

            "In determining net periodic benefits cost, the Company uses fair value, as of the beginning of the year, as its basis for determining expected return on plan assets."

            With respect to CenterPoint Houston, SFAS 87 Q&A #'s 86 and 87 and SFAS 132 paragraph 12 indicates that parent-subsidiary arrangements are to be treated similarly to a multiemployer plan. Accordingly, CenterPoint Houston disclosed the pension expense recorded by the subsidiary and described the nature of the arrangement.

CENTERPOINT ENERGY RESOURCES CORPORATION - FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7. Management's Narrative Analysis of Results of Operations

Natural Gas Distribution, page 17

      49. Please describe in detail your accounting policy with respect to unbilled revenues. In this regard, please explain your change in estimating unbilled revenues that occurred in 2003 that led to the favorable $11 million increase in revenue for 2004.

            RESPONSE: CenterPoint Energy Resources Corp. (CERC)'s policy is to accrue revenues related to the sale and/or delivery of natural gas when natural gas is delivered to customers. However, the determination of sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of natural gas delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is estimated. Unbilled natural gas sales are estimated based on estimated purchased gas volumes, estimated lost and unaccounted for gas and tariffed rates in effect. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. In 2003, CERC standardized the procedure to calculate the amount of gas unbilled at the end of the period across CERC's local gas distribution systems. This change resulted in a reduction of revenue of $11 million in the fourth quarter of 2003. There was no similar decrease to income in 2004 leading to the favorable $11 million increase in operating income in 2004 when compared to 2003.

      50. Prospectively, consider explaining your results of operations by class of customer, for example, sales to retail, commercial, or industrial customers.

            RESPONSE: Prospectively, CERC will include a table of throughput by class of customer in CERC's narrative analysis of natural gas distribution.

            The following is an example of the additional disclosure that CERC will include in future filings:

            The following table provides summary data of the Company's Natural Gas Distribution business segment for 2003 and 2004:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                     2003             2004
                                                                     ----             ----
Throughput (in billion cubic feet (Bcf)):
     Residential.......................................              183               175
     Commercial and industrial.........................              238               237
     Non-rate regulated................................              511               579
     Eliminations......................................              (96)             (134)
                                                                     ---               ---
                  Total Throughput.....................              836               857
                                                                     ===               ===

Liquidity, page 19

      51. Please consider revising your table of contractual cash obligations to include the following:

            (c) Estimated interest payments on your debt, and

            (d) Required funding of pension and other postretirement benefit obligations.

            Because the table is aimed at increasing transparency of cash flow, we believe you should include these payments in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

            RESPONSE: Footnote 2 of the contractual obligations table states that interest is not included. CERC will include interest payments on its debt in the contractual obligations table in future filings.

            Footnote 1 of the contractual obligations table provides disclosure as to CERC's postretirement benefit obligations. At December 31, 2004, there are no required funding obligations for the postretirement plan. Funding obligations arise as costs under the plan are incurred and as certain revenue is collected under rate orders.

            CERC is a participant in the Company's pension plan and has no separate pension funding obligation. CERC's participation in the Company's pension plan is discussed in Management's Narrative Analysis of Results of Operations, Other Significant Matters and in Footnote 7 of the Notes to the Consolidated Financial Statements.

Item 8. Statement of Consolidated Operations, page 26

      52. Please revise in future filings the other net line to present other income and other expenses on a gross basis on the face or in the notes. Net presentation is not appropriate unless it is clearly immaterial. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation S-X.

            RESPONSE: As a part of CERC's financial reporting process, it evaluated the individual items comprising the "other, net" line item in Other Income (Expense). Any amounts netted have been clearly immaterial. In future filings, other income and other expenses will be presented on a gross basis on the face or in the notes unless clearly immaterial.

Statement of Consolidated Comprehensive Income, page 26

      53. Please explain in detail the $68 million reclassification of deferred gain from de-designation of cash flow hedges to over/under recovery of gas costs.

            RESPONSE: In certain jurisdictions, CERC's regulated local gas distribution companies have authorization from the applicable state commissions to purchase natural gas at fixed prices for future requirements. CERC accomplishes this in these jurisdictions by entering into financial transactions such as swaps and futures with CenterPoint Energy Gas Services, (CEGS), a non-regulated subsidiary of CERC, that sells gas to commercial and industrial customers. CEGS then enters into a matching financial instrument with a third-party. These financial transactions with the third parties had historically been designated as cash flow hedges. At the beginning of the fourth quarter of 2004, CERC elected to de-designate these hedges. The value of the financial transactions at September 30, 2004 was a $105.0 million pre-tax gain or $68.3 million after-tax gain.

            SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", paragraph 31 states, "Amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings." Because CERC's regulated local gas distribution companies are subject to SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), the hedged forecasted transactions affect earnings when they are an incurred cost as defined in SFAS 71. SFAS 71 paragraph 9 states that incurred costs are capitalized if (a) it is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost for rate-making purposes and (b) based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs. The financial transactions entered into to hedge the price of natural gas meet the definition of an incurred cost in SFAS 71. Therefore the appropriate accounting upon de-designation is to reclassify the amount in other comprehensive income related to these financial transactions to a liability for over/under recovery of gas.

Note 2. Summary of Significant Accounting Policies, page 31

      54. Please enhance your discussion of revenue recognition with respect to your Pipeline and Gathering Business. In this regard, please explain what impact the price of gas has on revenues. Furthermore, a detailed example would be helpful to our understanding. You also should consider disclosing what portion of the Pipeline and Gathering Business is regulated versus unregulated, and include a meaningful discussion of the revenue recognition issues that impact both a regulated and unregulated company.

            RESPONSE: Revenues are recognized as services are performed or, in the case of system management purchases/sales, when both the commodity purchase and associated sale transaction are completed.

            The price of natural gas and/or the associated by-products have a direct bearing on the revenues received for the sale of gas and/or liquids since these revenues have a commodity component included in the revenue. Transportation services, balancing services and storage services do not include a commodity component.

            The maximum allowable revenue rates charged by the two interstate pipeline companies (CenterPoint Energy Gas Transmission Company and CenterPoint Energy - Mississippi River Transmission) are regulated by the Federal Energy Regulatory Commission. Revenues billed by the gas gathering subsidiary (CenterPoint Energy Field Services, Inc.) and revenues billed by the pipeline services subsidiary (CenterPoint Energy Pipeline Services, Inc.) and certain smaller subsidiaries/divisions are not governed by rate regulation but are controlled by competitive market forces. Approximately 76% of the Pipeline and Gathering business segment's 2004 revenues were attributable to revenues generated by rate-regulated companies.

            The revenue recognition policy for both the regulated and non-regulated portions of the business is to recognize revenue when services are performed or when both the commodity purchase and associated sale are complete. To the extent a regulatory body requires or allows revenues/costs to be recognized in a different manner than would be recognized by non-regulated businesses, CERC would recognize regulatory assets or liabilities to account for this timing difference in accordance with SFAS 71.

            The Company does not believe additional disclosure is necessary because there are no unique revenue recognition issues related to its regulated pipeline business.

Long-Lived Assets and Intangibles, page 32

      55. You disclose the estimated useful lives of your long-lived assets. Please disclose the weighted average useful lives related to each category and the accumulated depreciation by asset category.

            RESPONSE: The following table discloses the weighted average useful lives and accumulated depreciation by asset category for CERC's long-lived assets.

                                            WTD AVG
                                          USEFUL LIVES             DECEMBER 31, 2004
                                          ------------             -----------------
                                             (YEARS)                 (IN MILLIONS)
Natural gas distribution (NGD).........        30                       $2,494
Pipelines and gathering (Pipes)........        42                        1,767
Other property (Other).................        12                           35
                                                                        ------
         Total.........................                                  4,296

Accumulated Depreciation - NGD.........                                   (292)
Accumulated Depreciation - Pipes.......                                   (157)
Accumulated Depreciation - Other.......                                    (13)
                                                                        ------
         Total.........................                                   (462)
                                                                        ------

Property, plant and equipment, net.....                                 $3,834
                                                                        ======

            Prospectively, CERC will include this information in CERC's filings.

      56. Prospectively, consider disclosing your accounting treatment for maintenance and repairs.

            RESPONSE: In CERC's 2004 Annual Report on Form 10-K, the Notes to Consolidated Financial Statements, in the opening paragraph of Footnote 2(d), CERC disclosed that "the Company expenses repair and maintenance costs as incurred." CERC does not believe that further disclosure is required.

Derivative Instruments, page 37

      57. Please discuss any credit enhancements you have requested to mitigate any potential losses from counterparties, such as letters of credit.

            RESPONSE: CERC has no credit enhancements related to derivative instruments. CERC attempts to limit its risk by contracting with credit worthy counterparties.

Note 7. Employee Benefit Plans, page 40

      58. Please reconcile the amount recorded on your consolidated balance sheets related to benefit obligations of $128 million, as of December 31, 2004, to the amount disclosed in this note. In this regard, you disclose that the net amount recognized as of December 31, 2004 was $94 million.

            RESPONSE: With respect to item 58, detailed below is a reconciliation of amounts recognized per CERC's balance sheet to the benefits footnote (in millions):

                                           Per Balance
                                              Sheet              Per Footnote       Difference
                                           -----------           ------------       ----------
Postretirement benefits.................       $ 94                  $ 94              $  0
Postemployment benefits.................         18                     0                18
Deferred compensation benefits..........          9                     9                 0
Other...................................          7                     0                 7
                                               ----                  ----              ----

         Total..........................       $128                  $103              $ 25
                                               ====                  ====              ====

            Historically, CERC has not disclosed separately the recorded liabilities for postemployment benefits and other benefit obligations. Such amounts are less than 2% of other long-term liabilities. Post employment benefits are not within the scope of SFAS No. 88 and its required disclosures. However, CERC will include disclosure of recorded liabilities for postemployment benefit obligations in future filings.